07069349

PROCESSED

JUL 0 3 2007

THOMSON
FINANCIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

_X_ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2006

OR

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to

Commission file number 1-9576

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OWENS-ILLINOIS SPECIALTY PRODUCTS PUERTO RICO, INC.
LONG-TERM SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OWENS-ILLINOIS, INC.
One Michael Owens Way
Perrysburg, Ohio 43551-2999

REQUIRED INFORMATION

Financial Statements and Exhibits as follows:

1. Financial statements

   * Report of Independent Registered Public Accounting Firm
   * Statements of Net Assets Available for Benefits as of December 31, 2006 and December 31, 2005
   * Statements of Changes in Net Assets Available for Benefits, with Fund Information for the years ended December 31, 2006 and December 31, 2005
   * Notes to Financial Statements

   Schedules

   Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)
   Schedule H, Line 4j -- Schedule of Reportable Transactions

2. Exhibits:

   Exhibit 23 Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

OWENS-ILLINOIS SPECIALTY PRODUCTS PUERTO RICO, INC.
LONG-TERM SAVINGS PLAN

Dated: June 27, 2007

By: Owens-Illinois, Inc.
Employee Benefits Committee
Plan Administrator

By: [signature]
Roberta J. Bixhorn
Chairman

Audited Financial Statements
and Schedules

Owens-Illinois Specialty Products Puerto Rico, Inc. Long-Term Savings Plan

Years ended December 31, 2006 and 2005
with Report of Independent Registered Public Accounting Firm

Owens-Illinois Specialty Products Puerto Rico, Inc.
Long-Term Savings Plan

Audited Financial Statements
and Schedules

Years ended December 31, 2006 and 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
One SeaGate
Toledo, Ohio 43604

Phone: (419) 244-8000
Fax: (419) 244-4440
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Owens-Illinois, Inc. Employee Benefits Committee
Owens-Illinois Specialty Products Puerto Rico, Inc. Long-Term Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Owens-Illinois Specialty Products Puerto Rico, Inc. Long-Term Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, and reportable transactions for the year then ended, is presented for purposes of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 26, 2007

Owens-Illinois Specialty Products Puerto Rico, Inc.
Long-Term Savings Plan

Statement of Net Assets Available for Benefits

December 31, 2006

	Participant-Directed Funds	Owens-Illinois Company Stock Fund	Total
Investments in trust, at fair value	$ 272,996	$ 373,613	$ 646,609
Participant loans	163,982		163,982
Contributions receivable	5,687	5,169	10,856
Loan repayment receivable	4,181	1,694	5,875
Cash, non-interest bearing	56,978	17,076	74,054
Transfers pending	4,811	(4,811)	-
Other	1,699	143	1,842
Net assets available for benefits	$ 510,334	$ 392,884	$ 903,218

The accompanying notes are an integral part of the financial statements.

Owens-Illinois Specialty Products Puerto Rico, Inc.
Long-Term Savings Plan

Statement of Net Assets Available for Benefits

December 31, 2005

	Participant-Directed Funds	Owens-Illinois Company Stock Fund	Total
Investments in trust, at fair value	$ 227,488	$ 436,138	$ 663,626
Participant loans	142,592		142,592
Contributions receivable	6,284	7,043	13,327
Loan repayment receivable	5,502	1,950	7,452
Cash, non-interest bearing	62,584	13,268	75,852
Other	6,771	15	6,786
Net assets available for benefits	$ 451,221	$ 458,414	$ 909,635

The accompanying notes are an integral part of the financial statements.

Owens-Illinois Specialty Products Puerto Rico, Inc.
Long-Term Savings Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information

Year Ended December 31, 2006

	Fund Information		
	Participant-Directed Funds	Owens-Illinois Company Stock Fund	Total
Net investment gain (loss)	$ 33,253	$ (53,054)	$ (19,801)
Contributions:			
Participant	69,008	32,823	101,831
Employer	-	33,712	33,712
Participant withdrawals	(66,904)	(55,255)	(122,159)
Loan repayments	(19,992)	19,992	-
New loan transfers	25,833	(25,833)	-
Interfund transfers	17,915	(17,915)	-
Increase (decrease) in net assets available for benefits	59,113	(65,530)	(6,417)
Net assets available for benefits at beginning of year	451,221	458,414	909,635
Net assets available for benefits at end of year	$ 510,334	$ 392,884	$ 903,218

The accompanying notes are an integral part of the financial statements.

Owens-Illinois Specialty Products Puerto Rico, Inc.
Long-Term Savings Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information

Year Ended December 31, 2005

	Fund Information		
	Participant-Directed Funds	Owens-Illinois Company Stock Fund	Total
Net investment gain (loss)	$ 24,991	$ (31,144)	$ (6,153)
Contributions:			
Participant	72,478	31,249	103,727
Employer	-	35,020	35,020
Participant withdrawals	(26,262)	(34,160)	(60,422)
Loan repayments	(20,708)	20,708	-
New loan transfers	32,729	(32,729)	-
Interfund transfers	(20,494)	20,494	-
Increase in net assets available for benefits	62,734	9,438	72,172
Net assets available for benefits at beginning of year	388,487	448,976	837,463
Net assets available for benefits at end of year	$ 451,221	$ 458,414	$ 909,635

The accompanying notes are an integral part of the financial statements.

1. Plan Description

General

The Owens-Illinois Specialty Products Puerto Rico, Inc. Long-Term Savings Plan (the "Plan") (formerly the Owens-Illinois de Puerto Rico Long-Term Savings Plan) was adopted by Owens-Illinois, Inc. for the benefit of eligible employees of its subsidiary, Owens-Illinois Specialty Products Puerto Rico, Inc. (the "Company"). The Plan commenced on September 1, 1998. The eligible employees of Owens-Illinois Specialty Products Puerto Rico were allowed to participate beginning in April 1999.

The Plan is a defined contribution plan which provides eligible employees, upon completion of a probationary period, the opportunity to make pretax contributions, in specific percentages, within guidelines established by the Owens-Illinois Employee Benefits Committee. Participant contributions are immediately fully vested and may be divided at the participant's discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of annual compensation to be contributed monthly; any such changes shall be effective on the first pay period of the subsequent month. The following investment options are available to Plan participants:

Owens-Illinois Company Stock Fund
Harbor Bond Fund
Harbor Short Duration Fund
Harbor Small Cap Growth Fund
Harbor Large Cap Value Fund
Harbor Capital Appreciation Fund
Harbor International Fund
Harbor International Growth Fund
Harbor Money Market Fund

The investment options provide for a wide range of investment opportunities with varying degrees of risk. The Harbor funds consist of eight diversified mutual funds managed by Harbor Capital, a no-load, open-end management investment company and the funds are registered under the Investment Company Act of 1940.

The following shows the amount the Company contributes to the Plan on behalf of each participant:

	Employer match
Employee contributions up to 2%	50%
Employee contribution 3-4%	25%

All Company contributions are immediately fully vested. All Company contributions are invested in the Owens-Illinois Company Stock Fund. Additionally, Company matching contributions are not transferable from the Company Stock Fund while a participant is employed by Owens-Illinois.

Within certain limitations, a participant may also transfer into the Plan a rollover contribution or other assets from another qualified plan.

With certain exceptions, participants may transfer existing fund balances among the various investment funds once per quarter, with the transfer occurring on the first day of the subsequent quarter.

The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant's account.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

The above information is intended as a general description of the Plan's operating guidelines. Reference should be made to the Plan document for more specific provisions.

2. Summary of Significant Accounting Policies

Investment Valuation

Investments in the eight Harbor funds available to Plan participants are stated at fair value. Shares of Owens-Illinois stock included in the Owens-Illinois Company stock fund are valued at quoted market price. Participant loans are valued at their outstanding balances, which approximate fair value.

Income Tax Status

The Plan (formerly known as the Owens-Illinois de Puerto Rico Long-Term Savings Plan) was effective September 1, 1998. The Treasury Department of the Government of Puerto Rico issued a determination letter dated May 5, 1999, advising that the Plan meets the qualification requirements of section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, as amended (the "Puerto Rico Code"). Once qualified, the Plan is required to operate in conformity with the Puerto Rico Code to maintain its qualified status. No issues are known to exist with respect to the Plan or as to the operation of the Plan that would materially affect the continued qualified status of the Plan.

Effective September 1, 2002, the Owens-Illinois de Puerto Rico Long-Term Savings Plan was renamed the Owens-Illinois Specialty Products Puerto Rico, Inc. Long-Term Savings Plan and at that time the Owens-Illinois de Puerto Rico, LLC Long-Term Savings Plan was spun-off from the Owens-Illinois Specialty Products Puerto Rico, Inc. Long-Term Savings Plan. No issues are known to exist with respect to the spin-off of the Owens-Illinois de Puerto Rico, LLC Long-Term Savings Plan that would materially affect the continued qualified status of the Plan under the Puerto Rican Code.

Plan Expenses

All Plan expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and the reported amounts of certain additions and deductions during the reporting period. Actual results could differ from those estimates and assumptions.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

3. Investments

The Plan's investments are held in a trust (the "Trust") administered by Eurobank (the "Trustee").

	December 31, 2006	December 31, 2005
Investments:		
*Owens-Illinois, Inc. common stock	$373,613	$436,138
*Harbor Bond Fund	52,241	83,345
*Harbor Short Duration Fund	48,019	40,824
*Harbor International Fund	46,883	26,924
Harbor Capital Appreciation Fund	43,054	32,657
Harbor International Growth Fund	27,245	3,973
Harbor Small Cap Growth Fund	26,706	8,568
Harbor Large Cap Value Fund	15,191	18,129
Harbor Money Market	13,657	13,068
	646,609	663,626
Other:		
*Participant loans	163,982	142,592
Total	$810,591	$806,218

*Investments that represent 5% or more of the Plan's net assets available for benefits.

The investment losses are as follows:

	Year Ended December 31, 2006	Year Ended December 31, 2005
Interest and dividends	$ 20,338	$ 15,809
*Appreciation (depreciation):		
Owens-Illinois, Inc common stock	(53,054)	(31,144)
Mutual funds	12,915	9,182
Net loss	$ (19,801)	$ (6,153)

* Based on quoted market prices

4. Loan Fund

The Plan permits participants to borrow a portion of their existing account balances. Loans are made subject to certain conditions and limitations specified in the Plan and are repaid each pay period in installments, including interest. The maximum term of loans is five years, with the exception of home loans for the purchase of a primary residence, for which the maximum term is ten years. Participants' loans are collateralized by their account balances. The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%. Repayments of loans, including the interest portion thereof, are reinvested on the participants' behalf in accordance with their current choice of investment options.

5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

	December 31, 2006	December 31, 2005
Net assets available for benefits per the financial statements	$ 903,218	$ 909,635
Benefit claims payable	(7,390)	(25,151)
Net assets available for benefits per the Form 5500	$ 895,828	$ 884,484

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	December 31, 2006	December 31, 2005
Benefits paid to participants per the financial statements	$122,159	$ 60,422
Benefit claims payable	(17,761)	25,151
Benefits paid to participants per the Form 5500	$104,398	$ 85,573

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

Owens-Illinois Specialty Products Puerto Rico, Inc.
Long-Term Savings Plan

Employer Identification No. 66-0414062
Plan No. 003

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2006

Description	Shares or Principal Amount	Cost	Fair Value
*Owens-Illinois, Inc. common stock	20,250	$330,998	$373,613
Harbor Bond Fund	4,519		52,241
Harbor Short Duration Fund	5,835		48,019
Harbor Money Market Fund	13,657		13,657
Harbor Capital Appreciation Fund	1,291		43,054
Harbor Large Cap Value Fund	787		15,191
Harbor International Fund	756		46,883
Harbor Small Cap Growth Fund	2,096		26,706
Harbor International Growth Fund	2,005		27,245
			646,609
*Participant loans -Interest rates ranging from 8.25% to 9.25%, various maturity dates		$163,982	163,982
Total			$ 810,591

*Party-in-interest

Owens-Illinois Specialty Products Puerto Rico, Inc.
Long-Term Savings Plan

Employer Identification No. 66-0414062
Plan No. 003

Schedule H, Line 4j-Schedule of Reportable Transactions

Year ended December 31, 2006

Description	Purchase Cost	Asset Disposals		
		Sales Proceeds	Cost	Gain
Category(iii) - series of transactions in excess of 5% of plan assets				
Owens-Illinois, Inc. common stock	$99,676	$109,148	$67,909	$41,239

The purchase cost for each reportable transaction represents the fair value of the asset at the time of acquisition.

There were no category (i), (ii), or (iv)reportable transactions during 2006.

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-69624) pertaining to the Sixth Amended and Restated Owens-Illinois, Inc. Stock Purchase and Savings Program, the Fifth Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan, and the Owens-Illinois Specialty Products Puerto Rico, Inc. Long-Term Savings Plan of our report dated June 26, 2007, with respect to the financial statements and schedules of the Owens-Illinois Specialty Products Puerto Rico, Inc. Long-Term Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

Ernst + Young LLP

Toledo, Ohio
June 27, 2007

END